SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 2001

                                  EUROTRUST A/S
                                      f/k/a
                                 Euro909.com A/S
                  (Translation of Company's name into English)

                                 Toldbodgade 63
                                 1253 Copenhagen
                                     Denmark
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 YES |_| NO |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                                   EUROTRUST A/S


January 14, 2002                                   By:  /s/ Bertel E. Jensen

                                  EUROTRUST A/S

                                    Form 6-K

                                TABLE OF CONTENTS

      1. Unaudited interim consolidated financial statements as of September 30, 2001 and for the three-month periods ended September 30, 2001 and 2000.

      2.    Interim report to stockholders for the third quarter 2001.

                                  ------------

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This report on Form 6-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding our plans and objectives and future operations. Forward-looking statements attempt to predict future occurrences and are identified by words like "believe," "may," intend," "will," "expect," "anticipate," "estimate" or "continue," or other comparable terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements included in this report are based on current expectations that involve numerous risks and uncertainties. Our plans and objectives are based, in part, on assumptions involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any of these assumptions could prove inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. We do not intend or assume any obligation to update these forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of these statements should not be interpreted by anyone that we can achieve our objectives or implement our plans.

                                  ------------

                            EXCHANGE RATE INFORMATION

      In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "DKK" are to Danish kroner. We have converted DKK amounts as of September 30, 2001 into U.S. dollars at an exchange rate of $1.00 = DKK 8.1182, the exchange rate on September 30, 2001. We do not make any representation that the Danish kroner amounts could have been, or could be, converted into U.S. dollars at that rate on September 30, 2001, or at any other rate.

                                  ------------

      Unless specifically indicated or the context clearly indicates otherwise all references to our ordinary shares shall include our American Depositary Shares (ADSs) and vice-versa.

                                  ------------

      In December 2001 we changed our name from Euro909.com A/S to EuroTrust A/S. We use the terms "we", "our" and "us" to mean EuroTrust A/S and its subsidiaries.

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets

                                                            December 31,
                                                                2000             September 30, 2001
                                                            ------------    ----------------------------
                                                                DKK             DKK                $
                                                                          (in thousands)
ASSETS
Current assets:
    Cash and cash equivalents                                   49,082          123,639           15,230
    Short-term investments                                      11,338            5,200              641
    Accounts receivable trade, net of allowances of
       DKK 8,000 in 2000, DKK 4,633 in 2001                     40,219           36,545            4,502
    Broadcasting rights                                         18,312            6,023              742
    Inventories                                                      8           21,887            2,696
    Deferred tax assets                                            611              206               25
    VAT receivables                                              1,907            1,292              159
    Prepaid expenses and deposits                                3,603              931              115
    Restricted cash                                                 76           40,888            5,037
    Other receivables                                            6,828           14,561            1,792
    Other current assets                                         4,330            2,143              264
                                                             ---------      ----------------------------
Total current assets                                           136,314          253,315           31,203

    Equipment, works of art and improvements, net of
       accumulated depreciation                                 65,058           63,889            7,870
    Goodwill, net of accumulated amortization                  129,515          127,351           15,687
    Rent and other deposits                                     12,271            2,819              347
    Other assets                                                13,893           11,179            1,377
                                                             ---------      ----------------------------
Total assets                                                   357,051          458,553           56,484
                                                             =========      ============================

                                  EUROTRUST A/S

                 Unaudited Consolidated Condensed Balance Sheets

                                                                           December 31,
                                                                               2000                 September 30, 2001
                                                                           -------------      --------------------------------
                                                                                DKK                DKK                 $
                                                                                            (in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                              45,562             42,445              5,228
    Accounts payable, related parties                                              2,297                 --                 --
    Accrued expenses                                                              54,566             20,225              2,491
    Deferred revenue                                                              40,778              9,859              1,214
    Notes payable, current                                                         4,619              7,228                890
    Income tax payable                                                             2,433              2,107                260
                                                                           -------------      --------------------------------
Total current liabilities                                                        150,255             81,864             10,083

    Subordinated debt                                                              3,000              6,315                778
    Minority interest                                                             (1,842)              (679)               (84)
                                                                           -------------      --------------------------------
Total liabilities                                                                151,413             87,500             10,777

Shareholders' equity:
    Common shares, par value DKK 1.25 per share; 27,500,000 authorized and 19,901,000 issued at December 31, 2000; 34,502,000
     authorized and 27,205,000 issued at September 30, 2001                       25,814             33,859              4,171
    Additional paid-in capital                                                   414,628            532,214             65,559
    Retained deficit                                                            (231,897)          (189,763)           (23,375)
    Other comprehensive loss                                                      (2,860)            (5,210)              (642)
    Notes receivable (payable) from sale of shares                                   (47)               (47)                (6)
                                                                           -------------      --------------------------------
Total shareholders' equity                                                       205,638            371,053             45,707
                                                                           -------------      --------------------------------

Total liabilities and shareholders' equity                                       357,051            458,553             56,484
                                                                           =============      ================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.1182.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Operations

                                                           Nine months ended September 30,     Three months ended September 30,
                                                            2000        2001        2001        2000        2001        2001
                                                           -------------------------------     --------------------------------
                                                            DKK          DKK         $           DKK         DKK          $
                                                                          (in thousands, except per share data)

Net revenue                                                183,961     149,062      18,361      50,322      37,348       4,601

Operating expenses:
    Cost of sales                                          113,595     103,040      12,692      38,866      26,492       3,263
    Selling and marketing expenses                          35,063      48,935       6,028       8,164       9,663       1,190
    General and administrative expenses                     46,380      46,799       5,765      14,207      16,860       2,077
    Depreciation, amortization and write-off                40,350     125,720      15,486      14,018      99,795      12,293
                                                           -------------------------------     -------------------------------
    Total operating expenses                               235,388     324,494      39,971      75,255     152,810      18,823
                                                           -------------------------------     -------------------------------

Operating income (loss)                                    (51,427)   (175,432)    (21,610)    (24,933)   (115,462)    (14,222)

    Interest income                                            919       2,334         288         369       1,070         132
    Interest expense                                        (1,099)     (1,509)       (186)       (385)       (636)        (78)
    Gains from sales of businesses                              --     217,473      26,788          --     217,473      26,788
    Foreign exchange gain (loss), net                        1,489      (3,470)       (427)      2,102      (3,406)       (420)
    Other income (expense), net                                 --      (2,139)       (263)         --         261          32
                                                           -------------------------------     -------------------------------

Income (loss) before income taxes                          (50,118)     37,257       4,590     (22,847)     99,300      12,232

    Income taxes                                              (622)        (22)         (3)       (339)         --          --
    Minority interest                                          628       4,899         603         533       1,347         166
                                                           -------------------------------     -------------------------------
    Income (loss) before cumulative effect of
      changes in accounting policies                       (50,112)     42,134       5,190     (22,653)    100,647      12,398

    Cumulative effect of change in
      accounting policies                                  (20,278)         --          --          --          --          --

Net income (loss)                                          (70,390)     42,134       5,190     (22,653)    100,647      12,398
                                                           ===============================     ===============================

Net income (loss) per common share (basic and diluted):

Income (loss) before cumulative effect of
  change in accounting policies                              (3.03)       1.81        0.23       (1.25)       3.72        0.46
Cumulative effect of change in accounting
  Policies                                                   (1.22)         --          --          --          --          --
                                                           -------------------------------     -------------------------------
Net income (loss)                                            (4.25)       1.81        0.23       (1.25)       3.72        0.46
                                                           ===============================     ===============================

Weighted average number of common shares
  outstanding                                               16,552      23,342      23,342      18,176      27,038      27,038
                                                           ===============================     ===============================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.1182.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

            Unaudited Consolidated Statements of Comprehensive Income

                                                           Nine months ended September 30,     Three months ended September 30,
                                                            2000        2001        2001        2000        2001        2001
                                                           -------------------------------     --------------------------------
                                                             DKK         DKK           $         DKK         DKK           $

                                                                                     (in thousands)
Net income (loss)                                          (70,390)     42,134       5,190     (22,653)    100,647      12,398

Currency translation adjustment, net of
   taxes of DKK 0 in 2000 and 2001                            (378)     (2,350)       (289)       (152)       (627)        (78)
                                                           -------------------------------     -------------------------------

Comprehensive net income (loss)                            (70,768)     39,784       4,901     (22,805)    100,020      12,320
                                                           ===============================     ===============================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.1182.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

       Unaudited Consolidated Condensed Statements of Shareholders' Equity

                                                                                        Other                    Notes
                                                           Additional                  Compre-                 Receivable   Total
                                                  Common     Paid-In    Retained       hensive     Treasury  from Sale of
                                                  Shares     Capital    Earnings       Income        Stock       Shares
                                               ------------------------------------------------------------------------------------
                                                                               (in thousands of DKK)
Balance at December 31, 1997                       7,445      51,586     (17,901)        (936)        (296)       (524)      39,374

Repayment of notes receivable                                                                                      313          313
Currency translation adjustments                                                         (578)                                 (578)
Unrealized loss on investment                                                            (991)                                 (991)
Net income (loss)                                                        (24,046)                                           (24,046)
                                               ------------------------------------------------------------------------------------

Balance at December 31, 1998                       7,445      51,586     (41,947)      (2,505)        (296)       (211)      14,073

Issuance of 2,174,000 common shares and
  1,087,000 warrants for cash in private
  placement                                        2,717      21,485                                                         24,202
Issuance of 2,710,000 common shares and
  960,000 warrants to acquire new businesses       3,388      62,160                                                         65,548
Issuance of 1,040,000 common shares for cash
  in private placement                             1,300      15,237                                                         16,537
Issuance of 3,023,000 common shares for cash
  through exercise of warrants                     3,779      67,818                                                         71,597
Repayment of notes receivable                                                                                      125          125
Currency translation adjustments                                                          277                                   277
Unrealized loss on investment                                                             (93)                                  (93)
Sale of treasury stock                                           322                                   296                      618
Net income (loss)                                                        (43,246)                                           (43,246)
                                               ------------------------------------------------------------------------------------

Balance at December 31, 1999                      18,629     218,608     (85,193)      (2,321)          --         (86)     149,638

Issuance of 2,655,000 common shares to
  acquire new businesses                           3,319     107,945                                                        111,264
Issuance of 2,571,000 common shares for cash
  through exercise of warrants                     3,213      80,728                                                         83,941
Issuance of 522,000 common shares for cash
  in private placement                               653       7,347                                                          8,000
Repayment of notes receivable                                                                                       39           39
Currency translation adjustments                                                         (203)                                 (203)
Unrealized loss on investment                                                            (337)                                 (337)
Net income (loss)                                                       (146,704)                                          (146,704)
                                               ------------------------------------------------------------------------------------

Balance at December 31, 2000                      25,814     414,628    (231,897)      (2,860)          --         (47)     205,638

Issuance of 130,000 common shares to acquire
  new businesses                                     163       1,532                                                          1,695

Issuance of 6,306,000 common shares for cash
  in private placement                             7,882     116,054                                                        123,936
Currency translation adjustments                                                       (2,350)                               (2,350)
Net income (loss)                                                         42,134                                             42,134
                                               ------------------------------------------------------------------------------------

Balance at September 30, 2001                     33,859     532,214    (189,763)      (5,210)          --         (47)     371,053
                                               ====================================================================================

     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

            Unaudited Consolidated Condensed Statements of Cash Flows

                                                               Nine months ended September 30,
                                                               2000        2001         2001
                                                             ----------------------------------
                                                                DKK         DKK           $
                                                                      (in thousands)
Cash flows from operating activities:

Net income (loss)                                             (50,112)      42,134        5,190
Adjustments to reconcile net income (loss) to
  cash provided by (used in) operating activities:
         Depreciation, amortization and write-off              40,257      125,720       15,486
         Loss (gain) from sales of businesses                      --     (205,567)     (25,322)
         Minority interest                                       (533)       1,163          143
         Changes in operating assets and liabilities:
               Accounts receivable                            (11,451)       3,674          453
               Broadcasting rights                            (12,355)      12,289        1,514
               Inventories and other assets                      (274)     (21,879)      (2,695)
               Income tax payable                                 369          101           12
               Other receivables                               (9,969)      (4,205)        (518)
               Accounts payable                               (14,695)      (3,117)        (384)
               Accounts payable, related parties               (3,000)      (2,297)        (283)
               Accrued expenses                                 8,234      (34,768)      (4,283)
               Deferred revenue                                (1,952)     (30,919)      (3,809)
                                                             ----------------------------------
         Cash provided by (used in) operating activities:     (55,481)    (117,671)     (14,496)
                                                             ----------------------------------

Cash flows from investing activities:

         Sale (purchase) of short-term investments               (424)       6,138          756
         Proceeds from sales of businesses, net of cash         3,279      205,567       25,322
         Acquisition of assets, net of cash                      (219)          --           --
         Purchase of fixed assets                             (40,168)    (110,220)     (13,577)
                                                             ----------------------------------
         Cash provided by (used in) investing activities:     (37,532)     101,485       12,501
                                                             ----------------------------------

Cash flows from financing activities:

         Net change in short-term borrowings                   (4,645)       2,609          321
         Net change in subordinated debt                           --        3,315          408
         Net change in restricted cash                         (2,217)     (40,812)      (5,027)
         Proceeds from issuance of common shares and
            Warrants                                           84,894      125,631       15,475
                                                             ----------------------------------
         Cash provided by financing activities:                78,032       90,743       11,177
                                                             ----------------------------------

Effect of exchange rate changes on cash
  and cash equivalents                                           (126)          --           --
                                                             ----------------------------------
Net increase (decrease) in cash and cash equivalents          (15,107)      74,557        9,184
Cash and cash equivalents, beginning of period                 52,063       49,082        6,046
                                                             ----------------------------------
Cash and cash equivalents, end of period                       36,956      123,639       15,230
                                                             ==================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.1182.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

         Notes to Unaudited Consolidated Condensed Financial Statements

      The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for the fiscal year. These financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000, as set forth in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on June 29, 2001.

      In preparing financial statements that conform with United States generally accepted accounting principles, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

1. Net income per share

      Net income per share is computed based on the weighted average number of common shares outstanding during each period.

2. Inventories

      Inventories are stated at the lower of cost or market with cost determined on the basis and the first in, first out method.

3. Equipment, works of art and improvements

      Equipment, works of art and improvements are carried at cost. Equipment is depreciated on a straight-line basis over the expected useful lives at rates varying between 10% and 20% per annum. Works of arts are not depreciated. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term and the lease.

4. Goodwill

      Goodwill is carried at cost. Goodwill is amortized on a straight-line basis over the expected useful life at rate of 10% or 20% per annum.

                                  EUROTRUST A/S

5. Reporting currency

      The functional currency of the Company and its subsidiaries is the local currency of the country in which the companies conduct their business. Balance sheet accounts are translated into Danish Kroner ("DKK") at the period end exchange rate and items in the statements of operations are translated at the average exchange rate for the period. Resulting translation adjustments are charged or credited to a separate component of shareholders' equity.

6. Information expressed in US dollars

      The consolidated condensed financial statements are stated in DKK, the currency of the country in which the Company and its major subsidiaries are incorporated and operate. Translation of DKK amounts into US dollar amounts is included solely for the convenience of the reader and has been made at the rate of DKK 8.1182 to $1, the approximate exchange rate at September 30, 2001. Such translation should not be construed as a representation that the DKK amounts could be converted into US dollars at that or any other rate.

7. Business Acquisitions

      All acquisitions have been accounted for under the purchase method of accounting. The results of operations of the acquired businesses are included in the financial statements from the dates of the respective acquisitions. Goodwill amounts recorded for the acquisitions are being amortized on a straight-line basis over 5 or 10 years.

      Wisehouse A/S

      As of August 31, 2001, the Company acquired 85% of the Danish remote back-up company, Wisehouse A/S, for DKK 25 million. The purchase price exceeded the fair market value of the Wisehouse net tangible assets by approximately DKK
6.3 million, which amount was recorded as goodwill.

8. Business sales

      All sales of business have been accounted for under the sales method. The results of operations of the sold businesses are included in the financial statements up to the dates of the respective sales.

      As of July 21, 2001, the Company sold its domain name registration services business to VeriSign, Inc. The sale included its Internet domain name registration business in Denmark (transfer of assets), Sweden, Norway, France and Germany.

                                  EUROTRUST A/S

      The sale included the following subsidiaries:

      Gronaverket AB (Sweden)
      Primaerdata AS (Norway)
      Euro909.com SA (France)
      Netname-Solutions.com GmbH (Germany)

      The purchase price was approximately US$ 24.5 million, payable in cash. In addition, VeriSign purchased 4,896,880 of the Company's common shares at a price of US$ 2.13 per share, the closing price of the Company's ADSs on the Nasdaq National Market on June 19, 2001. The total consideration received for the shares was approximately US$ 10.4 million. As a result, VeriSign owns approximately 18% of the Company's issued and outstanding common shares.

      Finally, the Company and VeriSign also entered into an International Affiliate Agreement pursuant to which the Company was appointed as an affiliate of VeriSign for the purpose of providing certain VeriSign products and services, such as authentication, digital certificates, PKI and payment services, in Denmark, Norway, Sweden, Finland, Switzerland, Austria and Italy.

9. Segment Reporting

      The Company operates in three reportable segments: (i) Internet services
(ii) online and print media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, security consultancy and other trusted infrastructure services, Internet access and e-mail services and the Company's historical telecommunications products and services. At July 21, 2001, the Company sold its domain name registration business to VeriSign, Inc. and therefore the result of this activity is only included up to July 21, 2001. In December 2001 the Company sold its telecommunications business. The online and print media segment includes three Chili print publications and their related web sites. The assets comprising the online and print media segment were sold in December 2001. The broadcast media segment includes the operations of the Company's cable television properties: two cable television stations, dk4 and TV Bio+, and a production company, PrimeVision. In December 2001, TeleDanmark Kabel, Net, the cable system operator that carried both cable stations, advised the Company that the carriage agreement for TV Bio+ would not be renewed after it expired on December 31, 2001 and that the carriage agreement for dk4 would be extended through March 31, 2004.

      Through June 30, 2000 the Company operated a fourth segment that included the operations of Sunny Tours. Sunny Tours was disposed of as of April 1, 2000 in exchange for a 15% stake in Latebreaks.com, a British online travel agency.

                                  EUROTRUST A/S

                                                             Nine months ended September 30,     Three months ended September 30,
                                                              2000         2001        2001        2000         2001        2001
                                                            ---------------------------------    ---------------------------------
                                                               DKK          DKK           $         DKK          DKK           $
                                                                                        (in thousands)

Internet services:
Net revenue                                                   90,856       69,551       8,567      25,971       12,188       1,502
Operating expenses:
      Cost of sales                                           49,224       36,101       4,447      19,443        8,601       1,059
      Selling and marketing expenses                          29,600       46,573       5,737       7,140        9,034       1,113
      General and administrative expenses                     30,158       33,546       4,132       9,617       13,496       1,663
      Depreciation, amortization and write-off                13,074       86,435      10,648       4,924       71,275       8,780
                                                            ---------------------------------    ---------------------------------
      Total operating expenses                               122,056      202,655      24,964      41,124      102,406      12,614
                                                            ---------------------------------    ---------------------------------
Operating income (loss)                                      (31,200)    (133,104)    (16,397)    (15,153)     (90,218)    (11,113)
                                                            ---------------------------------    ---------------------------------

Print and online media:
Net revenue                                                   19,671       14,656       1,805       5,461        3,297         406
Operating expenses:
      Cost of sales                                           17,251       13,039       1,606       5,246        3,919         483
      Selling and marketing expenses                           2,332        1,566         193         629          416          51
      General and administrative expenses                      5,046        4,413         544       1,658        1,229         151
      Depreciation, amortization and write-off                 3,021        7,696         947       1,098        6,300         776
                                                            ---------------------------------    ---------------------------------
      Total operating expenses                                27,650       26,714       3,290       8,631       11,864       1,461
                                                            ---------------------------------    ---------------------------------
Operating income (loss)                                       (7,979)     (12,058)     (1,485)     (3,170)      (8,567)     (1,055)
                                                            ---------------------------------    ---------------------------------

Broadcast media:
Net revenue                                                   62,810       64,855       7,989      18,890       21,863       2,693
Operating expenses:
      Cost of sales                                           35,573       53,900       6,639      14,177       13,972       1,721
      Selling and marketing expenses                             935          796          98         395          213          26
      General and administrative expenses                      8,707        8,840       1,089       2,932        2,135         263
      Depreciation, amortization and write-off                23,738       31,589       3,891       7,996       22,220       2,737
                                                            ---------------------------------    ---------------------------------
      Total operating expenses                                68,953       95,125      11,717      25,500       38,540       4,747
                                                            ---------------------------------    ---------------------------------
Operating income (loss)                                       (6,143)     (30,270)     (3,728)     (6,610)     (16,677)     (2,054)
                                                            ---------------------------------    ---------------------------------

Other:
Net revenue                                                   10,624
Operating expenses:
      Cost of sales                                           11,547
      Selling and marketing expenses                           2,196
      General and administrative expenses                      2,469
      Depreciation, amortization and write-off                   517
                                                            --------
      Total operating expenses                                16,729
                                                            --------
Operating income (loss)                                       (6,105)
                                                            --------

Consolidated
      Net revenue                                            183,961      149,062      18,361      50,322       37,348       4,601
      Loss from operations                                   (51,427)    (175,432)    (21,610)    (24,933)    (115,462)    (14,222)
      Interest income                                            919        2,334         288         369        1,070         132
      Interest expense                                        (1,099)      (1,509)       (186)       (385)        (636)        (78)
      Gains from sales of businesses                              --      217,473      26,788          --      217,473      26,788
      Foreign exchange gain (loss), net                        1,489       (3,470)       (427)      2,102       (3,406)       (420)
      Other income (expense), net                                 --       (2,139)       (263)         --          261          32
                                                            ---------------------------------    ---------------------------------
Income (loss) before income taxes                            (50,118)      37,257       4,590     (22,847)      99,300      12,232
                                                            ---------------------------------    ---------------------------------
      Income taxes                                              (622)         (22)         (3)       (339)          --          --
      Minority interest                                          628        4,899         603         533        1,347         166
                                                            ---------------------------------    ---------------------------------
Income (loss) before cumulative effect of change in          (50,112)      42,134       5,190     (22,653)     100,647      12,398
 accounting policies
      Cumulative effect of change in accounting policies     (20,278)          --          --          --           --          --
                                                            ---------------------------------    ---------------------------------
Net income (loss)                                            (70,390)      42,134       5,190     (22,653)     100,647      12,398
                                                            =================================    =================================

 DKK amounts have been converted into US$ at an exchange rate of $1=DKK 8.1182.
     See accompanying Notes to Consolidated Condensed Financial Statements.

                                  EUROTRUST A/S

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Our operations are divided into three principal areas: (i) Internet services, (ii) print and on-line media and (iii) broadcast media. The Internet services segment includes business operations relating to domain name registration, web site design, web site hosting, security consultancy and other trusted infrastructure services, Internet access and e-mail services and the Company's historical telecommunications products and services. The print and on-line media segment includes three Chili print publications and their related web sites. The broadcast media segment includes the operations of our television stations dk4 and TV Bio+ and the production facility, PrimeVision. Until April 1, 2000 we also provided travel services.

      In 2001 we made the strategic decision to focus primarily on providing trusted Internet infrastructure products and services and e-commerce solutions with the goal of becoming the leading provider of such services in Scandinavia and other selected Western European markets. In order to implement that strategy, we decided to sell that portion of our Internet services segment that did not fall within our primary area of interest as well as our various media properties. On July 21, 2001 we sold our domain name registration business to VeriSign, Inc. We also signed an International Affiliate Agreement with VeriSign under which we were appointed as an authorized affiliate of VeriSign in Scandinavia, Switzerland, Austria and Italy. In that capacity, we distribute various VeriSign products and services in those countries. VeriSign is the worldwide leader of trusted infrastructure services. VeriSign's digital certificate and payment services provide the critical web identity, authentication and transaction infrastructure that online businesses need to establish their web identities and to conduct secure e-commerce and communications. Finally, VeriSign bought approximately 4.9 million common shares, representing approximately 18% of our issued and outstanding common shares, for approximately US$10.4 million. We believe that our affiliation with VeriSign is a critical part of our strategy.

      Subsequently, in December 2001 we sold the remaining assets of our historical telecommunications business and our print and online media properties. Also, in the fourth quarter of 2001 TeleDanmark Kabel, the system that carries our cable television stations, informed us that the carriage agreement for TV Bio+ would not be renewed but that the carriage agreement for dk4, our other cable station, would be extended through March 31, 2004. As a result, all operations relating to TV Bio+ were discontinued in the fourth quarter and we sold a 15% interest in dk4 for DKK 12 million, payable in cash.

Common European Currency

      The Treaty on European Economic and Monetary Union provides for the introduction of a single European currency, the Euro, in substitution for the national currencies of the member states of the EU that adopt the Euro. The Euro was introduced and foreign exchange operations in the Euro commenced on January 1, 1999 when irrevocable conversion rates were set between the national currencies of the eleven member states of the EU that qualified to participate, and elected to participate in the Euro. Sweden did not qualify, and Denmark and England elected not to participate in the Euro. Norway is not currently a member state of the EU. Finland, Austria and Italy qualified and elected to participate. With only limited operations in Finland, Austria and Italy, we are unlikely to be financially affected by the introduction of the Euro.

                                  EUROTRUST A/S

Consolidated Results

Three Months Ended September 30, 2001 Compared With Three Months Ended September 30, 2000

      Net revenues for the three months ended September 30, 2001 were DKK 37.348 million, a decrease of DKK 12.974 million, or 25.8%, compared to net revenues of DKK 50.322 million for the three months ended September 30, 2000. The table below compares net revenues for the relevant periods on a segment-by-segment basis. Both Internet services and print and online media recorded decreases in net revenues while the broadcast media segment showed an increase in net revenues.

                                                    Value        Percentage
                                                   Increase       Increase
                            2001        2000      (Decrease)     (Decrease)
                          --------    --------    ----------     ----------
                                       (in millions of DKK)
Internet services           12.188      25.971       (13.783)        (53.07)%
Print and online media       3.297       5.461        (2.164)        (39.63)%
Broadcast media             21.863      18.890         2.973          15.74%
                          --------    --------    ----------     ----------
Total                       37.348      50.322       (12.974)        (25.78)%

      The decrease in net revenues in our Internet services segment is attributable to the fact that we sold our domain name registration business on July 21 and we have yet to realize any significant revenues under our International Affiliate Agreement with VeriSign. The decrease in net revenues in our print and online media segment reflects lower advertising revenues. In addition, in the third quarter of 2001 we made the strategic decision to sell our print and online media properties. As a result, we started to cut back on the overhead relating to this segment. Reducing sales and marketing and general and administrative expenses had an adverse effect on revenues. The increase in net revenues in our broadcast media segment reflects the increase popularity of our dk4 cable television station.

      Total operating expenses for the three months ended September 30, 2001 were DKK 152.810 million, an increase of DKK 77.555 million, or 103.1%, over total operating expenses of DKK 75.255 million for the three months ended September 30, 2000. Total operating expenses include cost of sales, sales and marketing expenses, general and administrative expenses and depreciation, amortization and write-off. The table below shows our operating expenses by category on a segment-by-segment basis.


                                                                                 General/            Depreciation/
                             Cost of sales          Sales/Marketing           Administration         Amortization
                            2001        2000        2001        2000        2001        2000        2001        2000
                          --------    --------    --------    --------    --------    --------    --------    --------
                                                              (in millions of DKK)
Internet services            8.601      19.443       9.034       7.140      13.496       9.617      71.275       4.924
Print and online media       3.919       5.246       0.416       0.629       1.229       1.658       6.300       1.098
Broadcast media             13.972      14.177       0.213       0.395       2.135       2.932      22.220       7.996
                          --------    --------    --------    --------    --------    --------    --------    --------
Total                       26.492      38.866       9.663       8.164      16.860      14.207      99.795      14.018

      The decrease in costs of sales as it relates to our Internet services business is attributable to the sale of our domain name registration business. The increase in sales and marketing expenses and general and administrative expenses as it relates to that segment reflects our efforts

                                  EUROTRUST A/S

to market our new trusted Internet infrastructure services and the development of the corporate infrastructure to support the development of that business. The increase in depreciation and amortization expenses attributable to that segment reflects a write down of goodwill to reflect the fair market value of previously acquired assets. In the case of our print and online media segment, every category of operating expenses decreased, other than depreciation and amortization. These decreases reflect our strategic decision to sell those assets, which we did in the fourth quarter of 2001. Depreciation and amortization expenses increased, a result of the write down of goodwill to reflect the fair market value of acquired assets. In the case of our broadcast media segment, every category of operating expenses, other than depreciation and amortization, decreased. The decrease in sales and marketing expenses reflects the popularity of our cable channel dk4. The decrease of general and administrative expenses reflects the fact that we reduce the overhead attributable to that segment because of our intention to sell those assets.

      For the three months ended September 30, 2001, the gross profit margin for our Internet services business was DKK 3.587 million, or 29.4% of segment net revenues. For the three months ended September 30, 2000, the gross profit margin for our Internet services business was DKK 6.528 million, or 25.1% of segment net revenues. In the case of our print and online media segment, for the 2001 period cost of sales exceeded net revenue while the gross profit margin for the 2000 period was DKK 0.215 million or 3.9% of segment net revenues. In the case of our broadcast media segment, for the 2001 period the gross profit margin was DKK 7.891 million, or 36.1% of segment net revenues and for the 2000 period it was DKK 4.713 million, or 24.9% of segment net revenues.

      Our operating loss for the three months ended September 30, 2001 was DKK
115.462 million compared to a loss of DKK 24.933 million for the three months ended September 30, 2000. This increase was mainly due to the write-off of goodwill to reflect the fair market value of previously acquired assets. The operating loss in our Internet services business for the three months ended September 30, 2001 was DKK 90.218 million compared to a loss of DKK 15.153 million for the three months ended September 30, 2000. The increase is mainly attributable to a write down of goodwill. The operating loss for our print and online media business for the three months ended September 30, 2001 was DKK
8.567 million compared to a loss of DKK 3.170 million for the three months ended September 30, 2000. Most of this increase is attributable to a write down of goodwill. The operating loss for our broadcast media business for the three months ended September 30, 2001 was DKK 16.677 million compared to a loss of DKK
6.610 million for the three months ended September 30, 2000. This increase is mainly attributable to write-off of good will.

      The investments gains of DKK 217.473 million for the three months ended September 30, 2001 mainly reflects the gain from the sale of our domain name registration services business to VeriSign, Inc. in July 2001.

      The adjustment for a minority interest for the three months ended September 30, 2001 was DKK 1.347 million. Of this amount DKK 0.099 million relates to our Internet service business and DKK 1.248 million relates to our print and on-line media operations.

      Our net profit for the three months ended September 30, 2001 was DKK
100.647 million compared to a net loss of DKK 22.653 million for the three months ended September 30, 2000. The net profit in the 2001 period is attributable to the gain from the sale of our domain name registration business to VeriSign.

                                  EUROTRUST A/S

Nine Months Ended September 30, 2001 Compared With Nine Months Ended September 30, 2000

      Net revenues for the nine months ended September 30, 2001 were DKK 149.062 million, a decrease of DKK 34.899 million, or 19.0%, compared to net revenues of DKK 183.961 million for the nine months ended September 30, 2000. The table below compares net revenues for the relevant periods on a segment-by-segment basis. Both Internet services and print and online media recorded decreases in net revenues while the broadcast media segment showed an increase in net revenues. The decrease in net revenues in our Internet services segment is attributable to the fact that we sold our domain name registration business on July 21 and we have yet to realize any significant revenues under our International Affiliate Agreement with VeriSign. The decrease in net revenues in our print and online media segment reflects lower advertising revenues as well our strategic decision to sell our print and online media properties. The increase in net revenues in our broadcast media segment reflects the increase popularity of our dk4 cable television. The other category reflects our travel business that was sold in the second quarter of 2000.

                                                       Value        Percentage
                                                      Increase       Increase
                            2001          2000       (Decrease)     (Decrease)
                         ----------    ----------    ----------     ----------
                                         (in millions of DKK)
Internet services            69.551        90.856       (21.305)        (23.45)%
Print and online media       14.656        19.671        (5.015)        (25.49)%
Broadcast media              64.855        62.810         2.045           3.26%
Other                            --        10.624       (10.624)       (100.00)%
                         ----------    ----------    ----------     ----------
Total                       149.062       183.961       (34.899)        (18.97)%

      Total operating expenses for the nine months ended September 30, 2001 were DKK 324.494 million, an increase of DKK 89.106 million, or 37.9%, over total operating expenses of DKK 235.388 million for the nine months ended September 30, 2000. The table shows our operating expenses by category on a segment-by segment basis.

                                                                                 General/            Depreciation/
                             Cost of sales          Sales/Marketing           Administration         Amortization
                            2001        2000        2001        2000        2001        2000        2001        2000
                          --------    --------    --------    --------    --------    --------    --------    --------
                                                              (in millions of DKK)
Internet services           36.101      49.224      46.573      29.600      33.546      30.158      86.435      13.074
Print and online media      13.039      17.251       1.566       2.332       4.413       5.046       7.696       3.021
Broadcasting media          53.900      35.573       0.796       0.935       8.840       8.707      31.589      23.738
Other                           --      11.547          --       2.196          --       2.469          --       0.517
                          --------    --------    --------    --------    --------    --------    --------    --------
Total                      103.040     113.595      48.935      35.063      46.799      46.380     125.720      40.350

      In connection with our Internet services business, costs of sales decreased while all other components of operating expenses increased. The decrease in cost of sales is attributable to the sale of our domain name registration business in July 2001. The increase in sales and marketing expenses and general and administrative expenses is attributable to the development of our trusted Internet infrastructure services business. The increase in depreciation and amortization expenses reflects a write down of goodwill. In connection with our print and online media business, all components of operating expenses, other than depreciation and amortization, decreased, reflecting our strategic decision to sell those assets. In connection with our broadcast

                                  EUROTRUST A/S

media segment, cost of sales increased 51.5% as a result of purchases of additional programming. Depreciation and amortization expenses increased 33.1% as a result of a write down of goodwill.

      For the nine months ended September 30, 2001, the gross profit margin for our Internet services business was DKK 33.450 million, or 48.1% of segment net revenues. For the nine months ended September 30, 2000, the gross profit margin for our Internet services business was DKK 41.632 million, or 45.8% of segment net revenues. In the case of our print and online media segment, the gross profit margin for the 2001 period was DKK 1.617 million, or 11.0% of segment net revenues while the gross profit margin for the 2000 period was DKK 2.420 million, or 12.3% of segment net revenues. In the case of our broadcast media segment, the gross profit margin for the 2001 period was DKK 10.955 million, or 16.9% of segment net revenues while the gross profit margin for the 2000 period was DKK 27.237 million, or 43.4% of segment net revenues. This decrease in gross profit margin is attributable to additional programming costs that were incurred in 2001.

      Our operating loss for the nine months ended September 30, 2001 was DKK
175.432 million compared to a loss of DKK 51.427 million for the nine months ended September 30, 2000. The operating loss for our Internet services business for the 2001 period was DKK 133.104 million compared to a loss of DKK 31.200 million for the nine months ended September 30, 2000. Most of this loss is attributable to the write down of goodwill to reflect the fair market value of certain acquired assets. The operating loss for our print and online media business for the nine months ended September 30, 2001, was DKK 12.058 million compared to a loss of DKK 7.979 million for the nine months ended September 30, 2000. The operating loss for our broadcast media business for the 2001 period was DKK 30.270 million compared to a loss of DKK 6.143 million for the 2000 period.

      The adjustment for minority interest for the nine months ended September 30, 2001 was DKK 4.899 million. Of this amount, DKK 1.275 million is attributable to our Internet services segment and a DKK 3.624 million is attributable to our print and on-line media operations.

      Our net profit for the nine months ended September 30, 2001 was DKK 42.134 million compared to a net loss of DKK 70.390 million for the nine months ended September 30, 2000. This difference of DKK 112.524 million is almost entirely attributable to the sale of our domain name registration business.

Liquidity and Capital Resources

      Historically, our primary cash needs have been for capital expenditures and to fund operating losses. At September 30, 2001 cash balances stood at DKK
123.639 million compared to DKK 49.082 million as at December 31, 2000.

      At September 30, 2001, we had debt of DKK 7.228 million under our outstanding lines of credit and had an aggregate of DKK 0.446 million available under these lines. Interest is payable on the lines at floating rates based on the interbank rate, plus a premium. In Denmark, lines of credit, such as those used by us, can be cancelled upon three months' notice. Any termination would result in the principal and interest becoming due and payable immediately. Each of the lines of credit has been used for working capital purposes.

                                  EUROTRUST A/S

      At September 30, 2001, we had working capital of DKK 171.451 million primarily reflecting cash and cash equivalents of DKK 123.639 million and restricted cash of DKK 40.888 million.

      For the nine months ended September 30, 2001 cash used in operations was DKK 117.671 million compared to DKK 55.481 million for the nine months ended September 30, 2000. This increase in the use of cash reflects a decrease in cash provided by operating activities of DKK 27.858 million, a negative change in cash financing inventories of DKK 21.605 million, an increase in accrued expenses of DKK 43.002 million and an increase in deferred revenue of DKK 28.967 million, all compared to September 30, 2000.

      Cash provided by financing activities was DKK 90.743 million for the nine months ended September 30, 2001 due to proceeds from issuance of common shares to Credit Suisse First Boston and VeriSign. Cash provided by financing activities for the comparable 2000 period was DKK 78.032 million primarily reflecting the receipt of proceeds from the issuance of common shares upon exercise of public warrants during the period.

      Our capital expenditures for the nine months ended September 30, 2001 were DKK 110.220 million. These expenditures primarily relate to investments in the VeriSign affiliation platform in seven European countries.

      We believe that our cash on hand and cash flow from operating activities, together with borrowings available under local working capital facilities will be sufficient to fund our anticipated working capital needs and capital spending requirements as well as debt service requirements in the foreseeable future.

Risk Factors

      Our future operating results are highly uncertain and may be influenced by a variety of factors including those discussed below and elsewhere in this report. In addition to other information in this Form 6-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 6-K as a result of the risk factors discussed below and elsewhere in this Form 6-K.

We have a significant accumulated loss and negative working capital and the likelihood of future profitability is uncertain. Continuing losses may exhaust our capital resources and force us to terminate operations.

      We incurred a net loss in each of the last four years: DKK 13.170 million (approximately $1.622 million) in 1997; DKK 24.046 million (approximately $2.962 million) in 1998; DKK 43.246 million (approximately $5.327 million) in 1999; and DKK 146.704 million (approximately $18.071 million) in 2000. As of December 31, 2000, we had a retained deficit of DKK 231.897 million (approximately $28.565 million) and negative working capital of DKK 13.941 million (approximately $1.717 million). For the nine months ended September 30, 2001, we had net income of DKK 42.134 million (approximately $5.190 million) after taking into account DKK 217.473 million (approximately $26.788 million) of gains relating to sales of businesses. On an operating basis, we had a net loss of DKK 175.432 million (approximately $21.610 million). At September 30, 2001, we had a retained deficit of DKK 189.763 million (approximately $23.375 million) and working capital of DKK 171.451 million (approximately $21.119 million). We anticipate that our

                                  EUROTRUST A/S

operating expenses to increase as we develop and expand our trusted Internet infrastructure products and services. Accordingly, we expect to incur additional losses for the foreseeable future, primarily due to an increase in our sales and marketing and capital expenditures. These losses are expected to increase significantly from current levels, which in turn will increase our accumulated losses. We cannot assure you that we will become profitable or, if we do become profitable, that we will be able to sustain or increase our profitability in the future.

We may need to raise additional capital in the future. If we cannot do so, we may not be able to fund our future activities.

      Our future capital requirements depend on a number of factors, including the availability of new acquisition opportunities and our ability to increase our revenues and control our expenses. We expect that we will need to raise additional funds to grow our business and pursue new expansion opportunities. Our growth strategy could suffer if we are unable to raise additional funds on acceptable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing shareholders, including holders of our ADSs, will be diluted. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares.

We have a limited operating history as an Internet services and media company and expect to encounter difficulties faced by early stage companies.

      We first began providing Internet services in 1996. Initially, we focused on providing Internet access and connectivity. We subsequently expanded our business to include web site hosting and other related services. Eventually, our primary focus became domain name registration services. Now our primary product and service offering is trusted Internet infrastructure products and services. In August 1999 we acquired our first media properties. Accordingly, we have only a limited operating history upon which our current business and prospects can be evaluated. As a company operating in a highly competitive and rapidly evolving industries, we face risks and uncertainties relating to our ability to implement our business plan successfully. We cannot assure you that we will adequately address these risks and uncertainties or that our business plan will be successful.

      Our success as a provider of trusted Internet infrastructure services will depend on many factors, including the following:

      o the rate and timing of the growth and use of Internet protocol, or IP, networks for electronic commerce and communications;

      o the extent to which digital certificates are used for these communications or electronic commerce;

      o     the continued growth in the number of web sites;

      o     the growth in demand for our services;

      o the continued evolution of electronic commerce as a viable means of conducting business;

                                  EUROTRUST A/S

      o     competition for any of our services;

      o the perceived security of electronic commerce and communications over IP networks;

      o the perceived security of our services, technology, infrastructure and practices; and

      o our continued ability to maintain our current, and enter into additional, strategic relationships.

To address these risks we must, among other things:

      o     successfully market our Internet infrastructure services;

      o     attract, integrate, train, retain and motivate qualified personnel;

      o     respond to competitive developments;

      o     successfully introduce new Internet infrastructure services; and

      o successfully introduce enhancements to our existing Internet infrastructure services to address new technologies and standards and changing market conditions.

We cannot be certain that we will successfully address these risks.

The trusted Internet infrastructure services market is new and evolving.

      We are targeting our trusted Internet infrastructure services at the market for trusted and secure electronic commerce and communications over IP networks. This is a new and rapidly evolving market that may not continue to grow. Accordingly, the demand for our Internet infrastructure services is uncertain. Even if the market for electronic commerce and communications over IP networks grows, our Internet infrastructure services may not be widely accepted. The factors that may affect the level of market acceptance of digital certificates and, consequently, our Internet infrastructure services include the following:

      o market acceptance of products and services based upon authentication technologies other than those we use;

      o public perception of the security of digital certificates and IP networks;

      o the ability of the Internet infrastructure to accommodate increased levels of usage; and

      o government regulations affecting electronic commerce and communications over IP networks.

      Even if digital certificates achieve market acceptance, our Internet infrastructure services may fail to address the market's requirements adequately. If digital certificates do not sustain or increase their acceptance, or if our Internet infrastructure services in particular do not achieve or sustain market acceptance, our business would be materially harmed.

Many of our Internet trust services have lengthy sales and implementation cycles.

                                  EUROTRUST A/S

      The sale and implementation of our trusted Internet infrastructure services typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with certain of our Internet trust services can be lengthy, potentially lasting from three to six months. Our quarterly and annual operating results could be materially harmed if orders forecasted for a specific customer for a particular quarter are not realized.

Our future revenues are unpredictable and our financial results may fluctuate.

      As a result of our limited operating history in the markets in which we now operate, the emerging nature of the Internet as a medium for business operations and the lengthy sales cycle for some of our services, we are unable to accurately forecast our revenues or operating results. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     changes in the rate of growth of Internet usage;
      o level of demand for our services and Internet-based services generally;
      o changes in prices for our services as a result of competition or other factors;
      o     seasonal trends;
      o     introduction of enhanced services by us or our competitors;
      o     market acceptance of new services;
      o delays in the introduction of services or enhancements provided by us or our competitors; and
      o     capacity constraints and dependencies on computer infrastructure.

Fluctuations caused by these and other factors could cause our business to suffer.

We compete in the highly competitive Internet services market that has low barriers to entry. Our growth strategy is built around our affiliation with VeriSign, Inc., which is a nonexclusive arrangement.

      We compete in the Internet services market that is relatively new and intensely competitive. We expect competition to intensify as the market continues to evolve. The number of companies offering the products and services we make available is vast and increasing at a rapid rate. These companies compete with us for customers, advertisers, e-commerce transactions and other sources of Internet-related revenues. Many of our competitors have longer operating histories, larger client bases, longer relationships with clients, greater brand or name recognition and significantly greater financial, technical, marketing and public relations resources than we have. There are relatively few barriers preventing competitors from entering the Internet services market. We do not own any patented technology that precludes or inhibits competitors from entering our markets. As a result, new market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours at a lower price, which could have a material adverse effect on our business, results of operations and financial condition. In addition, our future success as a provider of trusted Internet infrastructure products and services depends on, among other things, our ability to successfully market and sell VeriSign's products and services in Scandinavia, Switzerland,


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Austria and Italy. Our agreement with VeriSign is not exclusive and there maybe other VeriSign affiliates that compete with us in these countries.

We also compete in the highly competitive broadcasting and media markets.

      In addition to our Internet services business, we operate television stations, publish three youth-oriented magazines and maintain and support an on-line club. The broadcast, print and online media industries are highly competitive and dominated by global companies that have far greater resources than we have. Our television stations, TV Bio+ and dk4, are included in the TeleDanmark Kabel Net (TDC) cable system through December 31, 2001. There is no assurance that our stations agreement with TDC will be renewed. We expect that the number of channels competing for the places in the TDC programming network will increase in the ensuing years. In fact, in December 2001, we were advised that TV Bio+ would not be included in the TDC cable system after December 31, 2001. As a result, we discontinued all operations relating to that channel.

      The print media industry in which we compete generates revenue primarily from advertising. Competition for ad revenues is intense and comes not only from the print media industry but also from all other sectors of the media industry. Our publications target a specific demographic group (young adults between the ages of 15 and 25). We cannot assure that advertisers will continue to allocate their limited resources to media that focus on this group. In December 2001 we sold our print and online media assets.

We must maintain our reputation and expand our name recognition to remain competitive.

      We believe that establishing and maintaining a good reputation and name recognition is critical for attracting and expanding our client base. We also believe that the importance of reputation and name recognition will increase due to the growing number of companies providing Internet related services. If our reputation is damaged or if potential clients do not know what services we provide, we may become less competitive or lose our market share. In addition, in 1999, we changed our name from Telepartner A/S to euro909.com A/S and we changed our name again in December 2001 to EuroTrust A/S and therefore, we have the additional burden of ensuring that existing and potential customers are aware that EuroTrust A/S is euro909.com and Telepartner with a new name. Promoting and enhancing of our name depends largely on our success in providing uninterrupted high quality services, of which there can be no assurance. If our clients do not perceive our services as effective, reasonably priced or of high quality, our brand name and reputation could be materially and adversely affected. Accordingly, we intend to continue pursuing an aggressive brand-enhancement strategy, which includes mass market and multimedia advertising, promotional programs and public relations activities. We intend to make significant expenditures on advertising and promotional programs and activities. These expenditures may not result in an increase in net revenues sufficient to cover our advertising and promotional expenses. We cannot assure you that promoting our brand name will increase our net revenues. Accordingly, if we incur expenses in promoting our brand without a corresponding increase in our net revenues, our business, financial condition and results of operations would be materially adversely affected.


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                                  EUROTRUST A/S

We must keep pace with changing communications technologies in order to provide effective products and services.

      Our success also depends on our ability to keep pace with the rapid changes occurring in Internet services, communications technologies and the new and improved devices and services that result from these changes. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to develop and license new products, services and technologies that address the increasingly sophisticated and varies needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      Since we are not a technology company, we rely on third parties to provide our customers with the most current technology. However, we must continually update and modify our products and services to make sure they are compatible with and take advantage of new technologies and changes in consumer tastes and preferences. The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. We may be unable to use new technologies effectively or adapt our websites, internally developed technology and transaction-processing systems to customer requirements or emerging industry standards.

      Updating our technology internally and licensing new technology from third parties may require us to incur significant additional capital expenditures. We must also diligently monitor our suppliers to make certain that they have adequate Internet infrastructure to handle increased speed, capacity and other needs of Internet users. Nevertheless, our inability or the inability of our suppliers to respond quickly and cost-effectively to changing Internet and communications technologies and devices and changes in customer tastes and preferences, could make our existing service offering non-competitive and may cause us to lose market share. For example, if the Internet is rendered obsolete or less important by faster, more efficient technologies, we must be prepared to offer non-Internet-based solutions or risk losing current and potential customers. In order to accomplish this, we would have to rely upon third party suppliers, and we may be unable to secure the services and technology of such suppliers on satisfactory terms or at all. If we are unable to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers, strategic alliances and market share.

Our business depends on continued growth in the use of the Internet.

      Our future success is substantially dependent upon continued growth in the use of the Internet. To the extent that the Internet is not viewed as a viable commercial medium, our current business model would fail. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied on alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete.


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                                  EUROTRUST A/S

      The use and acceptance of the Internet may not increase for a number of reasons, including:

      o actual or perceived lack of security of information, such as credit card numbers;
      o     high cost or lack of availability of access;
      o     congestion of traffic or other usage delays;
      o inconsistent quality of service or the lack of availability of cost-effective, high-speed service;
      o     government regulation;
      o     uncertainty regarding intellectual property ownership; and
      o     lack of high-speed modems and other communications equipment.

      Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not continue to develop as a viable and widespread commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to burdensome government regulations and legal uncertainties affecting the Internet.

      To date, government regulations have not materially restricted the use of the Internet. The legal and regulatory environment pertaining to the Internet, however, is uncertain and may change. Both new and existing laws may be applied to the Internet by state, federal or foreign governments, covering issues that include:

      o     sales and other taxes;
      o     user privacy;
      o     pricing controls;
      o     characteristics and quality of products and services;
      o     consumer protection;
      o     cross-border commerce;
      o     libel and defamation;
      o     copyright, trademark and patent infringement;
      o     pornography; and
      o     other claims based on the nature and content of Internet materials.

      New laws or regulations or the new application or interpretation of existing laws or regulations could hinder the growth in use of the Internet and other online services generally and decrease the acceptance of the Internet and other online services as media of communications, commerce and advertising. Our business may be harmed if any slowing of the growth of the Internet reduces the demand for our services. In addition, new legislation could increase our costs of doing business and prevent us from delivering our products and services over the Internet, thereby harming our business, financial condition and results of operations.


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                                  EUROTRUST A/S

If we are unable to make suitable acquisitions and investments, our long-term growth strategy could be impeded.

      Our long-term growth strategy includes identifying and, from time to time, acquiring or investing in suitable candidates on acceptable terms. In particular, we intend to acquire or make investments in providers of product and services offerings that expand or complement our existing businesses and expand our geographic reach. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could also result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment. Our long-term growth strategy could be impeded if we fail to identify and acquire or invest in promising candidates on terms acceptable to us.

Our acquisition strategy involves significant risks, any of which could harm our business.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management attention from running our existing business;

      o increased expenses, including compensation expenses resulting from newly hired employees;

      o adverse effects on our reported operating results due to possible amortization of goodwill associated with acquisitions; and

      o potential disputes with the sellers of acquired businesses, technologies, services or products.

In addition, we may not be successful in integrating the business, technology, operations and personnel of any acquired company. Performance problems with an acquired business, technology, service or product could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, service or product could significantly underperform relative to our expectations. For all these reasons, our pursuit of an overall acquisition and investment strategy or any individual acquisition or investment could have a material adverse effect on our business, financial condition and results of operations.

Rapid growth in our business could strain our managerial, operational, financial, accounting and information systems, customer service staff and office resources.

      The anticipated future growth necessary to expand our operations will place a significant strain on our resources. In order to achieve our growth strategy, we will need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. In 2000, our number of full-time employees grew from 229 to 372. Due to the sale of our domain name registration business in July 2001, the number of our full time employees declined to 190 at November 30, 2001. We cannot assure you that our infrastructure, technical staff and technical resources will adequately accommodate or facilitate the anticipated growth of our customer base. We also expect that we will need to continually improve our financial and managerial controls,


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                                  EUROTRUST A/S

billing systems, reporting systems and procedures, and we will also need to continue to expand, train and manage our workforce. In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their inquiries have not adequately been addressed. If we fail to manage our growth effectively, our business, financial condition and results of operation could be materially adversely affected.

If we are unable to attract and retain highly qualified management and technical personnel, our business may be harmed.

      Our success depends in large part on the contributions of our senior management team and technology personnel and in particular Aldo Petersen, our chief executive officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, although we have an employment agreement with Mr. Petersen, he can terminate that agreement on six months notice. We have not in the past executed, and do not have any current plans to execute, employment agreements with our other employees. As a result, we may be unable to retain our employees or attract, integrate, train and retain other highly qualified employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.

Our business may be adversely affected exchange rate fluctuations.

      In general we pay operating expenses in foreign currencies. As a result, our financial results may be affected by an appreciation or depreciation in the value of the Danish kroner and the currencies of the countries in which we operate. We do not engage in hedging or other risk management activities in order to offset the risk of currency exchange rate fluctuations. In addition, while our financial results are reported in Danish kroner, our ADSs trade in U.S. dollars. The value of the ADSs will fluctuate as the rate of the exchange between the U.S. dollar and the Danish kroner fluctuates. We cannot predict in any meaningful way the effect of exchange rate fluctuations upon future results.

Our international presence creates risks.

      All of our operations are conducted outside the United States. Our business plan contemplates expanding our operations in Scandinavia and in selected West European countries, such as England, Germany, France and Italy. In addition to the uncertainty as to our ability to successfully expand our Scandinavian and European presence, there are certain risks inherent in doing business on an international level. These risks include differences in legal and regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls, delays from government agencies, and tax laws. In addition, our operations may be affected by and by changing economic, political and governmental conditions in the countries in which we operate. Political instability or changes in competition, economics, politics or laws, including tax, labor, environmental, employment and currency regulations, could affect our ability to sell our products and services in those countries. Our inability or failure to address these risks could have a material adverse affect on our business, operations and financial condition. In addition, we cannot assure you that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which we


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                                  EUROTRUST A/S

operate will not change. Any change in these areas could have a material adverse effect on our business, financial condition and results of operations.

There is a limited public market for our securities and our securities may experience extreme price and volume fluctuations.

      Our ordinary shares are not listed on any securities exchange or market. However, our ADSs are listed on the Nasdaq National Market. The market price of our ADSs may fluctuate significantly in response to various factors and events, including:

      o     variations in our operating results;
      o     the liquidity of the markets;
      o     investor perceptions of us and the industry in which we operate;
      o     changes in earnings estimates by analysts;
      o     sales of ADS by existing holders; and
      o     general economic conditions.

      In addition, Nasdaq has recently experienced broad price and volume fluctuations, particularly in the technology sector. This volatility has had a significant effect on the market price of securities of companies for reasons that have often been unrelated to their operating performance. These broad market fluctuations may also adversely affect the market price of our ADS.

We have never paid a dividend nor do we anticipate doing so in the foreseeable future.

      We have not declared or paid any cash dividends on our common shares. We do not expect to declare any dividends in the foreseeable future. We anticipate that all cash that would otherwise be available to pay dividends will be applied in the foreseeable future to finance our growth. Payment of any future dividends will depend on our earnings and capital requirements, and other factors our board of directors deem appropriate.


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